Exhibit 21.1

Autolus Therapeutics plc

List of Subsidiaries

Subsidiary	Jurisdiction
Autolus Holdings (UK) Limited	England and Wales
Autolus Limited	England and Wales
Autolus Inc.	Delaware
Autolus GmbH	Germany